[Company Letterhead]

June 24, 2002

Dear Stockholder:

     The board of directors of BioCryst Pharmaceuticals, Inc. has announced the adoption of a stockholder rights plan. This letter briefly describes the rights plan and explains the reasons for adopting it. Enclosed is a document entitled “Summary of Rights to Purchase Shares of Series B Preferred Stock” which provides detailed information about the rights plan. We urge you to read it carefully.

     The plan is intended to protect your interests as a stockholder in the event the company and our board are confronted with coercive or unfair takeover tactics. The plan contains provisions designed to safeguard your interests in the event of an unsolicited offer to acquire the company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics that the board believes are not in your best interests. These tactics may unfairly pressure stockholders, squeezing them out of the full value of their investment without affording any real choice.

     Many public companies (approximately half the companies on the “Fortune 500” list and two-thirds of the companies on the “Fortune 200” list) have rights plans similar to the one we have adopted. We consider the rights plan to be very valuable in protecting both your right to retain your equity investment in us and the full value of that investment, while not foreclosing a fair acquisition bid for the company.

     The board of directors was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The board carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without the protection afforded by a rights plan. The board of directors believes that the rights plan represents a sound and reasonable means of addressing the complex issues of corporate policy.

     The plan is not intended to prevent a sale or change in control of the company and will not do so. The mere declaration of the rights dividend is not intended to affect any prospective offeror willing to complete a strategic business acquisition or make an all cash offer at a full and fair price or to negotiate with the board of directors. The rights plan will not interfere with a merger or other business combination transaction approved by the board because the rights may be redeemed at the discretion of the board under those circumstances.

June 24, 2002	Page 2

     Prior to adopting the rights plan, the board was concerned that a person or company could acquire control of us without paying a fair premium for control or without offering a fair price to all stockholders, and that, if a competitor acquired control of the company, the competitor would have a conflict of interest with respect to us and could use any acquired influence over or control of us to the detriment of you and our other stockholders. The board believes that such results would not be in the best interests of all stockholders.

     Issuance of the rights does not in any way adversely affect our financial strength or interfere with our business plan. The issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the company or to you, and will not change the way in which you can currently trade our shares. As explained in detail in the enclosed summary, the rights will only become exercisable upon the occurrence of specified triggering events. They are then intended to protect you against being deprived of your rights to share in the full measure of our long-term potential.

     While the distribution of the rights will not be taxable to you or us, stockholders may in certain circumstances recognize taxable income if and when the rights become exercisable or if the rights should ever be redeemed.

     Continuing our progress and maximizing long-term stockholder value are major goals of the board and management.

On behalf of the Board of Directors W. Randall Pittman, Chief Financial Officer, Treasurer and Secretary

BIOCRYST PHARMACEUTICALS, INC.

SUMMARY OF RIGHTS TO PURCHASE
SHARES OF SERIES B PREFERRED STOCK

     On June 14, 2002, the board of directors of BioCryst Pharmaceuticals, Inc. (the “Company”) declared a dividend distribution of one right (a “Right”) for each outstanding share of our common stock to stockholders of record at the close of business on June 24, 2002 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $26.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

     Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the common stock on the distribution date (the “Distribution Date”). The Distribution Date occurs upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has (subject to certain exceptions) acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company, or (ii) ten days, or such later date as the board of directors may decide, following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of our common stock. The Rights Agreement specifically allows one of our Directors, William W. Featheringill, who currently beneficially owns more than 15% of the outstanding common stock, to acquire up to 19.9%, on a beneficial ownership basis, of the Company’s common stock (measured at the time he acquires common stock) without triggering the exercisability of the Rights.

     Until the Distribution Date, (i) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate. Prior to the occurrence of a Triggering Event (as defined below), the Company can require that, in order to exercise Rights, a number of Rights must be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights cannot be exercised until the Distribution Date and will expire at the close of business on June 24, 2012, unless the Company redeems them as described below.

     Shortly after the Distribution Date, Rights certificates will be mailed to holders of record of our common stock at the close of business on the Distribution Date and, after that time, the separate Rights certificates alone will represent the Rights. Unless our board of directors decides differently, only shares of our common stock issued prior to the Distribution Date will be issued with Rights.

     If an Acquiring Person becomes (subject to certain exceptions) the beneficial owner of 15% or more of the then outstanding shares of common stock (other than pursuant to an offer for all the outstanding shares of common stock that our board of directors determines to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, preferred stock (or, in certain circumstances, cash, property or other securities of the company) having a value equal to two times the exercise price of the Right. If, at any time after the Stock Acquisition Date, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation, other than a merger that results from an offer for all the outstanding shares of common stock that our board decides is fair and in the best interests of the Company and its stockholders, or (ii) 50% or more of our assets, cash flow or earning power is sold or transferred, each holder of a Right, except Rights which previously have been voided, will have the right to receive, after exercise of the Right, common stock of the company that acquires us having a value equal to two times the exercise price of the Right. The events described in this paragraph are “Triggering Events.”

     For example, at an exercise price of $26 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Triggering Event would entitle its holder to purchase $52 worth of preferred stock (or other consideration, as noted above) for $26. Assuming that our common stock had a per share value of $5.20 at such time, the holder of each valid Right would be entitled to purchase preferred stock that would be economically equivalent to ten shares of our common stock for $26.

     All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will not be exercisable. At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the board of directors may exchange all or some of the Rights (other than Rights owned by the person or group which have become null and void) at an exchange ratio of one share of common stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of our Preferred Stock having equivalent rights, preferences and privileges), per Right.

     At any time until 10 days after the Stock Acquisition Date, the board of directors of the Company may redeem, all, but not part of, the Rights at a price of $0.01 per Right (payable in cash, common stock or other consideration decided upon by the board of directors). Immediately upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

     Until a Right is exercised, the holder of a Right will not have rights of a stockholder of the Company such as the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company.

     Any of the provisions of the Rights Agreement may be amended by the board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement, but no amendment may be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights is not complete and you should refer to the Rights Agreement for further information.